CIBC WORLD MARKETS CORP.	THOMAS WEISEL PARTNERS LLC
300 Madison Avenue	390 Park Avenue,
New York, New York 10016	2nd Floor
New York, New York 10022

September 28, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:

Re:	Constant Contact, Inc.
Registration Statement on Form S-1, as amended
(SEC File No. 333-144381)

Registration Statement on Form 8-A
(SEC File No. 001-33707)
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), on behalf of ourselves, William Blair & Company, LLC, Cowen and Company, LLC and Needham & Company, LLC, as representatives of the several underwriters, we hereby join in the request of Constant Contact, Inc. (the “Company”) that the effective date of the Registration Statement, as amended, be accelerated so that it will be declared effective at 3:00 p.m., Eastern time, on October 2, 2007 or as soon thereafter as practicable, unless you are orally or in writing notified to the contrary by the Company prior to such date and time.
Pursuant to Rule 460 under the Act, please be advised that between September 12, 2007 and September 28, 2007, approximately 9,830 copies of the Preliminary Prospectus dated September 12, 2007 (the “Preliminary Prospectus”) were distributed to prospective underwriters, institutional investors, dealers and others.
In connection with the Preliminary Prospectus distribution for the above-referenced issue, the underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

[Signature Page to Acceleration Request]

Very truly yours,

CIBC World Markets Corp.
Thomas Weisel Partners LLC

Acting severally on behalf of themselves and the
several underwriters

By: CIBC World Markets Corp.

/s/ V Sameer Vasudev

Name: Sameer Vasudev Title: Executive Director

By: Thomas Weisel Partners LLC

/s/ Brad Kinnish

Name: Brad Kinnish Title: Vice President